Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510

Fax: 949/673-4525

May 31, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Maryse Mills-Apenteng, Special Counsel

Washington, D.C. 20549

RE:	Randolph Acquisitions, Inc.
Amendment No. 1 to Registration Statement on Form S-1/A
Filed April 21, 2017
File No. 333-216730

Dear Ms. Mills-Apenteng:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendments to the Form S-1 (originally filed March 16, 2017) for Randolph Acquisitions, Inc. (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated May 18, 2017 (the “Comment Letter”) in response to the filing of Amendment No. 1 to Registration Statement on Form S-1/A on April 21, 2017. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

Prospectus Summary, page 4

1. While you state that you have acquired and operate a condominium real estate property, it is unclear from the initial summary business description that this is the sole property you have acquired to date and that you have had no other business transactions. Please revise to state that you do not currently have a portfolio of properties and that you have no revenues or customers to date.

Response: In consideration of the comments received from the Staff of the Commission, the referenced disclosure has been revised accordingly. For your reference, the Company has had limited revenues and customers to date, as reflected in the financial statements prepared for the fiscal quarter ending March 30, 2017.

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2. You state that you seek to acquire additional residential properties with “similar specifications” as the property you currently own. Please describe briefly the significant specifications of your current property, including whether it is a one- or multiple-unit property and whether it is intended for residential, commercial, or mixed use. To the extent that you are using the offices as your corporate headquarters, as stated on page 17, expand your disclosure to state this.

Response: In consideration of the comments received from the Staff of the Commission, the referenced disclosure has been revised to describe briefly (1) the significant specifications of our current property, including whether it is a one- or multiple-unit property and whether it is intended for residential, commercial, or mixed use; and (2) the extent that we are using the offices as our corporate headquarters.

Risk Factors

“Executive officers and directors of the Company will retain voting control …,” page 8

3. This risk factor appears to overlap with the immediately preceding risk factor. Moreover, this risk factor refers to your executive officers and directors retaining voting control whereas your sole officer and director has and will continue to have voting control after the offering. Please revise or advise.

Response: In consideration of the comments received from the Staff of the Commission, the referenced disclosure has been revised to remove the overlapping risk factor.

The Business

Summary, page 13

4. You provide extensive descriptions of your real estate investment strategy and plans for generating revenues. Please also discuss in greater detail the current state of your business and the risks, opportunities and challenges associated with managing your current real estate holding.

Response: In consideration of the comments received from the Staff of the Commission, the Company has included additional disclosures discussing in greater detail the current state of our business and the risks, opportunities and challenges associated with managing our current real estate holding.

5. The promissory note states that the property you acquired is currently leased to Felicia N. Johnson and that the company agrees to assume the seller’s responsibilities thereunder to the tenant. To the extent that this property is still subject to a lease, and in light of the fact that you state that your business plan is to lease this property to a long-term tenant, revise your disclosure to describe the terms of the lease.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosure to describe the terms of the referenced lease. Further, the Company has filed a copy of the lease with McKibben Johnson, LLC as Exhibit 10.4 to the Registration Statement for the purposes of clarity.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 20

6. You state on page 20 that you will require $5 to $10 million over the course of the four quarters following effectiveness of the registration statement. Please revise to state the minimum dollar amount needed to fund your operations for the next 12 months and include appropriate risk factor disclosure regarding your liquidity needs.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosure to state the minimum dollar amount needed to fund our operations for the next 12 months. The Company has also revised its disclosures to include appropriate risk factor disclosure regarding our liquidity needs (please see page 7 of the revised Registration Statement).

Management, page 20

7. Revise the professional biography of Mr. Randolph to provide the name of the company where he serves as chief executive officer. To the extent Mr. Randolph is employed by Gallagher Management Group, LLC, as stated on its website, revise to disclose this. Refer to Item 401(e)(1) of Regulation S-K. Ensure that you provide risk factor disclosure regarding any potential conflicts of interest arising from his employment with an entity operating in the same industry.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosure to describe the extent to which Mr. Randolph is employed by Randolph Management Group, LLC. The Company has also revised its disclosures to provide a risk factor regarding any potential conflicts of interest arising from Mr. Randolph’s employment with an entity operating in the same industry (please see page 7 of the revised Registration Statement).

8. We note that the Gallagher Management Group, LLC is referred to as a subsidiary of Randolph Acquisitions Group. Please advise.

Response: In consideration of the comment received from the Staff of the Commission, it is unclear as to the organization referred to as the “Randolph Acquisitions Group.”

However, in addition to his positions with the Company, Mr. Richard Randolph is also the CEO of Randolph Acquisitions, Inc., a private company incorporated in Georgia, which is a legally distinct entity from the Company.

At present, Gallagher Management Group LLC is not a subsidiary of the Company.

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Part II

Item 15. Recent Sales of Unregistered Securities, page 27

9. We note your reliance on Rule 506 of Regulation D in effecting the February 8, 2017 transaction. Please ensure that you briefly address the requirements of Rule 506(b)(2)(ii). Refer to Item 701(d) of Regulation S-K.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosure to briefly address the requirements of Rule 506(b)(2)(ii) in reference to Item 701(d) of Regulation S-K.

Signatures, page 29

10. The initial paragraph does not appear to conform to the requirements of Form S-1 in that you have not identified the city or state in which the registration statement was signed. Please provide conforming disclosure in your next amendment.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosure to conform to the requirements of Form S-1 in that we have identified the city or state in which the registration statement was signed.

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In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (917) 923-8413. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and jlagman.tibercreek@gmail.com.

Sincerely,

/s/ Jarvis Lagman

Jarvis Lagman, Esq.
Cassidy & Associates

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